United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Coca-Cola Company
Name of persons relying on exemption: Clean Yield Asset Management
Address of persons relying on exemption: 16 Beaver Meadow Rd, Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	The Coca-Cola Company Shareholders
RE:	Item No. 7, Shareowner Proposal Regarding Political Expenditures Values Alignment
DATE:	April 10, 2023
CONTACT:	Molly Betournay, molly@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

The Coca-Cola Company (KO)

Vote Yes: Item #7 – Shareowner Proposal Regarding Political Expenditures Values Alignment

Annual Meeting: April 25, 2023

CONTACT: Molly Betournay | molly@cleanyield.com

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, Julie Kalish, a long-term shareholder in The Coca-Cola Company (“Coca-Cola” or “the Company”) because of concerns that misalignment between corporate values and political expenditures can put shareholder value at risk.

THE RESOLUTION

Resolved: Shareholders request that Coca-Cola publish a report, at reasonable expense, analyzing the congruency of its political and electioneering expenditures in the U.S. during the preceding year against its publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company plans to make changes in contributions or communications to candidates as a result of the identified incongruencies.

Supporting Statement:

The proponents recommend, at Board discretion, that such report also include management's analysis of risks to the Company's brand, reputation, or shareholder value of expenditures in conflict with the Company’s publicly stated values. “Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

WHY IS A YES VOTE WARRANTED?

Coca-Cola has shown a pattern of donating to politicians and political committees whose activities appear to be substantially misaligned with the Company’s publicly stated company values and policies. Such misalignment may help enable the enactment of public policies that undermine Coca-Cola’s values and policies and poses reputation risk to the Company, as these incongruencies, even though they are likely inadvertent, can be interpreted by stakeholders and other observers to have resulted from neglect, indifference, or hypocrisy.

Over 30 “values congruency” proposals were filed going in to the 2023 proxy season, and companies are responding. CSX, Heidelberg, and Woodside Energy have produced reports on trade association misalignment, and in April 2023, it was announced that AT&T, in response to a shareholder proposal similar to this one, will report aggregated information that will convey the extent to which its political contributions align with the company’s public policy and sustainability priorities.

EXAMPLES CITED IN THE PROPOSAL

The proposal cites several examples of apparent incongruities between the Company’s values and those of its political contribution recipients.

We recognize that what we regard as incongruous may differ from the Company’s definition. The instances cited in our proposal and examined in more detail below are offered as food for thought to spur Coca-Cola to conduct and publish its own analysis, based on a definition of “misalignment” that is ultimately for the company to define.

1. Coca-Cola has contributed to lawmakers who have enacted legislation to restrict voting access, while also promoting claiming to support voting rights and accessibility.

In 2021, Coca-Cola made the following statement in support of voting rights:

Free and fair elections are the cornerstone of our democracy, and for decades The Coca-Cola Company has advocated to ensure voting is easy and accessible to all eligible voters. The Voting Rights Act of 1965 was landmark legislation that helped advance voting participation and access in our country for five decades. As we have in the past, The Coca-Cola Company supports bipartisan efforts to reauthorize the Voting Rights Act, and we encourage everyone to come together to advance a core tenet of our democracy – the foundational right to vote (www.coca-colacompany.com/media-center/voting-rights-act-reauthorization).

Coca-Cola’s Sprite brand has run advertisements promoting voting with an emphasis on mail-in ballots. The Sprite ad encouraged citizens to “VOTE EARLY” or “VOTE BY MAIL” (https://popular.info/p/georgia).

The proponents believe this commitment to ensuring that “voting is easy and accessible to all eligible voters” and the promotion of absentee voting are undermined by the following contributions:

•	$34,750 since 2018 to the sponsors of Georgia’s legislation to restrict voting (https://popular.info/p/georgia). Georgia’s voter restriction law, signed in 2021, made it a crime to offer water to voters waiting in lines, which tend to be longer in cities (The New York Times, April 2, 2022, at https://bit.ly/3ZCwDpb).

•	Coca-Cola is a member of the U.S. Chamber of Commerce, known for its “fierce opposition” to the For the People Act of 2021, which would have countered voting restrictions that were advancing in Georgia and other states (CNN, April 21, 2021, at https://bit.ly/3Gg2zZP).

2. Despite commitments to workforce equality and inclusion and the “economic empowerment of women,” Coca-Cola contributes generously to politicians and political organizations working to weaken access to reproductive health care.

Coca-Cola promotes gender equity in the workplace. The 2021 Coca-Cola Business & Environmental, Social and Governance Report describes this commitment:

We believe that a diverse, equitable and inclusive workplace makes us stronger as a company, enables us to create a better shared future for employees and communities, empowers access to equal opportunity, and builds belonging in our workplaces and in society.

The report continues with a commitment by Coca-Cola to mirror the markets it serves with aspirations to be 50% led by women globally by 2030 (https://bit.ly/3ZMWM4F). Currently, women make up just under 43% of Coca-Cola’s workforce.

Yet as our resolution notes, in the 2020-22 election cycles, the Proponent estimates that Coca-Cola has given more than $1.8 million to politicians and political organizations seeking to limit access to reproductive health care (source: Sustainable Investments Institute).

A 2021 survey of 1,000 college-educated employees found that employees are likely to feel less favorably toward an employer if the employer makes political contributions to anti-abortion politicians (“How ‘Top Talent’ Views Politics and Social Issues in Their Workplace: Findings from a National Survey,” October 4, 2021, at https://bit.ly/3m1dlwd). Similarly, an online survey of 3,196 U.S. workers reveals that a substantial majority (81%) of women under age 40 believe that “their employer should take action to protect abortion access in response to the Supreme Court decision overturning Roe” (“Abortion rights are a critical workplace issue,” July 2022 at https://tinyurl.com/3t4xksve). Taken together, the surveys show that a company’s failure to publicly support access to abortion risks losing future leaders.

Whether intentional or not, Coca-Cola’s contributions have played a role in enabling extremist politicians to enact unpopular abortion bans that, in the Proponent’s view, undermine the Company’s pursuit of diversity and inclusion goals.

(Some who oppose this proposal, pointing to its discussion of the Company’s support for anti-choice politicians, have charged that the Proponents are motivated by partisan considerations and seek to pressure Coca-Cola to discontinue funding to one party. To the contrary, our mapping of Coca-Cola’s political spending patterns categorizes recipients as pro-choice, anti-choice, or unknown, not by party affiliation. As the critics correctly point out, while the party divide on abortion access is clear, individual politicians do not always follow the party line. The incongruency we observe is between Coca-Cola’s support for women’s advancement and its support for anti-choice politicians, not Democratic or Republican politicians per se.)

3. Following the storming of the U.S. Capitol, Coca-Cola declared a pause in political giving of unknown duration, but it later donated to federal lawmakers who opposed creating a congressional January 6 investigation.

After the events of January 6, 2021, Coca-Cola stated, “We are all stunned by the unlawful and violent events that unfolded in Washington, D.C.,” and declared a pause in political giving of unknown duration. “The current events will long be remembered and will factor into our future contribution decisions” (https://bit.ly/433LEU2).

The Company subsequently contributed $9,500 to members of Congress who voted against the creation of a January 6 investigatory body (https://www.americandemocracyscorecard.org/coca-cola/#full-report).

4. Coca-Cola has undermined its own recycling commitments and goals by spending millions of dollars to oppose passage of container deposit laws, which have proven to significantly increase recycling rates.

Coca-Cola has made ambitious recycling commitments to make 100% of all global packaging recyclable globally by 2025, use at least 50% recycled material in packaging by 2030, collect and recycle one bottle or can for each one sold, and to partner with external organizations to bring people together to support a healthy, debris-free environment. We applaud and encourage these commitments.

It’s therefore discouraging to observe Coca-Cola spending millions in opposition to container deposit laws, which have been shown to increase collection rates of used plastic. (See The New York Times, “Beverage Companies Embrace Recycling, Until It Costs Them,” at https://bit.ly/434oNYt.)

5. Inconsistencies between Coca-Cola’s stated values and its political contributions can pose risk to the Company, as evidenced in recent media coverage.

Companies have faced heightened media scrutiny in recent years when their political donations do not appear to match their values. The risk is higher for companies with high brand-name recognition like Coca-Cola, whose products can be easily boycotted.

In 2021, Coca-Cola faced boycotts and social media censure when it was perceived as being supportive of legislation in Georgia restricting voting rights. This perception was linked to Coca-Cola’s donations to 29 co-sponsors of the legislation (https://bit.ly/3G1prgc). Numerous news outlets reported on the boycott calls, including Forbes (04/04/21) and CBS News (3/29/21).

Two recent examples are worth noting. In 2022, the Walt Disney Company faced the ire of its employees and many customers when it initially declined to take a strong stand against the Florida law known as “Don’t Say Gay” after having supported many of its sponsors; the company had been known for its internal and external support of the LGBTQ+ community. Disney employees staged a week of internal protests and a scheduled walkout. “In trying to offend no one, Disney had seemingly lost everyone,” wrote The New York Times (“Disney, Built on Fairy Tales and Fantasy, Confronts the Real World,” April 17, 2022, at

https://www.nytimes.com/2022/04/17/business/disney-politics-florida.html).

In March of this year, Walgreens faced instant calls for a boycott when it became known last month that the company had ceded to threats from a group of state attorneys general warning it not to supply the abortifacient mifepristone to their states. Walgreens had announced only weeks prior that it was seeking certification to dispense mifepristone from its pharmacies.

The Proponents are seeking assurance that Coca-Cola has an effective strategy in place to avoid similar missteps.

RESPONSE TO COCA-COLA’s STATEMENT IN OPPOSITION

Coca-Cola has argued that its existing disclosures are adequate. On closer inspection, this argument does not hold up to scrutiny.

Coca-Cola’s existing reports disclose where the Company’s political dollars are spent. But in no way do they fulfill the request in the resolved clause:

Shareholders request that Coca-Cola publish a report, at reasonable expense, analyzing the congruency of its political and electioneering expenditures in the U.S. during the preceding year against its publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company plans to make changes in contributions or communications to candidates as a result of the identified incongruencies.

The “Corporate Political Contributions” section of Coca-Cola’s Public Policy and Political Engagement Policy is a brief two paragraphs that state the categories of contribution recipients (e.g., candidates, parties, Super PACs, 527s) that it does and does not support. It links to downloadable spreadsheets that list each contribution. The matter of values alignment is dispatched in one reference in the one-paragraph description of Coca-Cola PAC:

[Coca-Cola PAC] makes political contributions in a bipartisan manner to U.S. candidates based on alignment with established criteria and our company values.

The Company’s opposition statement to this proposal notes its high score in the Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability. We applaud how well Coca-Cola’s disclosures measure up to the Index’s standard. However, it is well worth noting that in June 2022, the CPA publicly stated that “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values.” The CPA’s one-page statement clarifying what the Index does and does not rate was released “in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions. Companies are discouraged from making accountability and responsibility claims that, in any way, are incomplete, exaggerate accomplishments, or otherwise lack integrity.” (https://bit.ly/3Kc3SKp)

The Proponent strongly endorses Coca-Cola’s use of multiple criteria in its determination of whether to fund candidates. It is useful to investors to know what these criteria are and that they acknowledge that equality and inclusion and environmental sustainability are, respectively, a “strategic imperative” and a “priority.” We also agree with the Company that complete alignment of values with political recipients is an unreasonable goal or expectation. Yet it is not unreasonable to expect that a company should have processes in place to identify and respond if a legislator is consistently voting against its goals.

If greater rather than lesser alignment is desirable, something appears to be amiss in the way that the Company is applying its criteria. As we have argued, Coca-Cola’s political spending seems to be resulting in unintended consequences that harm the Company’s pursuit of diversity and inclusion, environmental sustainability, support for democratic values, and other areas.

The requested report would provide greater accountability to shareholders by illuminating where the Company identifies misalignment and how it addresses it. Shareholders would benefit from knowing how often serious misalignment occurs, how the Company balances competing interests when making political contributions to candidates who are not in complete alignment, and whether alignment/misalignment is getting greater or lesser over time. On which of the Company’s priority issues is there greater and lesser alignment? What were the consequences of misalignment? For example, did Coca-Cola communicate to any or all of the identified recipients where it had identified areas of misalignment? Did the Company request that the recipients reconsider their position on any issues? Were future contributions conditioned upon greater alignment on any issues?

With over 30 “values congruency” proposals filed in 2023 (see www.proxypreview.org), it is clear that companies will be facing these and similar questions from internal and external stakeholders in the years ahead. Ignoring the topic will not make it go away. The CPA’s Model Code of Conduct for Corporate Political Spending added a plank in 2021 calling for a congruency review to be considered by boards of directors, and the recently released Erb Principles for Corporate Political Responsibility calls for companies to do the following:

[P]rovide transparency in their political activities, publicly reporting on their Corporate Political Responsibility oversight processes and policies, all direct political spending, spending through trade associations or other third parties influencing on their behalf, and any actions to address misalignments … (emphasis added).

Some companies have started to report on misalignment, showing that implementation of the proposal is feasible and welcomed by investors. CSX, Heidelberg, and Woodside Energy have produced reports on trade association misalignment, and in April 2023, it was announced that AT&T, in response to a similar shareholder proposal, will report aggregated information that will convey the extent to which its political contributions align with the company’s public policy and sustainability priorities.

CONCLUSION

Coca-Cola’s rebuttal to this proposal states, “we are continually seeking to improve our policies, practices and disclosures.” This proposal seeks to evolve the Company’s political disclosures to the next level of misalignment reporting. In recent years, in significant numbers, investors have supported proposals similar to this one, signaling the desire for reassurance that companies are navigating the complicated landscape that is political spending with added vigilance and scrutiny, and with eyes wide open to the consequences. Some companies are now producing misalignment reporting, and Coca-Cola should join their ranks.

This document has explored what we perceive to be incongruencies between political spending and Coca-Cola’s values. Should Coca-Cola implement the proposal and conduct its own analysis, its conclusions will differ from ours to a greater or lesser extent, and that is to be expected.

Our proposal asks for insight into “whether the Company plans to make changes in contributions or communications to candidates as a result of the identified incongruencies.” For example, the requested report might discuss whether Coca-Cola communicates with political contribution recipients when it identifies misalignment with its values, or what thresholds may exist for determining when and whether to discontinue support. The benefit to investors is greater insight into how the Company makes tradeoffs between competing values and priorities, and this insight can aid in risk assessment and stock valuation.

To encourage Coca-Cola to provide greater insight and transparency on this important topic, we urge our fellow shareholders to Vote “Yes” on Item No. 7.

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For questions, please contact Molly Betournay, Clean Yield Asset Management at molly@cleanyield.com.

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